AIGO HOLDING LIMITED

4th floor, Building No. 26, Ju Yuan Zhou Garden

Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town

Fuzhou City, Fujian Province, China 350028

Via Edgar

January 8, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re: Aigo Holding Limited

Amendment No. 5 to Draft Registration Statement on Form F-1

Submitted December 26, 2024

CIK No. 0002025255

Dear Mr. Friedman, Ms. Brillant, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 6, 2025 on the Company’s amended Draft Registration Statement on Form F-1 previously submitted on December 26, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 26, 2024

Capitalization, page 50

1.	We have reviewed your revisions in response to prior comment 2 and reissue. Please revise your capitalization table to include the company’s indebtedness as of the most recent balance sheet date, including short and long-term borrowings and amounts due to related parties. Refer to ltem 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement accordingly.

Consolidated Statements of Cash Flows, page F-7

2.	We have reviewed your revisions in response to prior comment 4 and reissue in part. The second page of your statements of cash flows provided on pages F-7 and F-34 continue to state the amounts are presented in RMB. Please revise accordingly

In response to the Staff’s comment, the Company has revised pages F-7 and F-34 of the Revised Draft Registration Statement, accordingly.

General

3.	Where you provide cross-references to risk factors related to the legal and operational risks associated with your operations in China, including on the prospectus cover page and in the summary risk factors beginning at page 5, please revise to include the page number at which the relevant risk factor appears, in addition to its title.

In response to the Staff’s comment, the Company has revised the cover page and pages 5, 6, 8, 10, 48, 100, and 101 of the Revised Draft Registration Statement, accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP